UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  000-53905

CUSIP Number: 89853G 105

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2010

☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR

For the Transition Period Ended: __________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tsingyuan Brewery Ltd.
Linpan Industrial Park
Linyi County, Shandong Province
People’s Republic of China 251500

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tsingyuan Brewery Ltd.  (the “Company”), in filing its first Annual Report on Form 10-K after the completion of a reverse acquisition of operating subsidiaries and ceasing to be a public “shell” company, has experienced unexpected delays in the preparation of its financial statements for the year ending December 31, 2010 due to the ongoing review and analysis in connection with its audit. As a result, the Company is unable to file its Annual Report on Form 10-K in a timely manner without unreasonable effort or expense. The Company intends to file the report within the extension period provided under Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dingyou Zhang, Chief Executive Officer	+86-534-5054799
(Name)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑    No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On September 24, 2010, in exchange for a controlling interest in the Company’s publicly-held “shell” corporation, the Company acquired all of the issued and outstanding capital stock of Tsingyuan Holding, Inc., a holding company organized under the laws of the State of Delaware (“Tsingyuan Holding”) that controls operating entities in the People’s Republic of China (“PRC”) through its direct ownership of Beijing Qingyuan Hengchang Consulting, Co. Ltd., a PRC company (“Qingyuan Management”) (this transaction being hereafter referred to as the “Reverse Acquisition”).  The principal purpose of Qingyuan Management is to manage, hold and own rights in and to the businesses and profits of two PRC companies, Linyi Hengchang Brewer’s Malt Co., Ltd. and Shandong Qingyuan Beer Co., Ltd. (collectively, the “Tsingyuan Group”), through a series of contractual arrangements.

The results of operations of the Company discussed below, including for periods prior to September 24, 2010, the date of the Reverse Acquisition, include the historical consolidated results of operations of the Company, its subsidiaries Tsingyuan Holding and Qingyuan Mangement, and its variable interest entities, the Tsingyuan Group.  As the Company has not completed its audit and finalized its consolidated financial statements for the year ended December 31, 2010, the results of operations disclosed below for such fiscal year represent the Company’s anticipated results of operations for such fiscal year as of the date hereof.

Revenues.  Revenues for the year ended December 31, 2010 are anticipated to be approximately $52.3 million, which represents an increase of approximately $40.4 million, or 338%, as compared to revenues of $11.9 million for the year ended December 31, 2009.  The increase in revenues was primarily due to increased sales volume of the Company’s malt products.  The Company also experienced increased sales of its beer products resulting from the effects of its increased bottling capacity.  The increase in the Company’s bottling capacity has allowed it to increase both the number of beer distributors to which it sells its beer products and the geographical reach of its target market for that segment.

Cost of Goods Sold and Gross Profit.  It is anticipated that costs of goods sold increased from $9.27 million for the year ended December 31, 2009 to approximately $40.5 million for the year ended December 31, 2010, which represents an increase of $31.2 million, or approximately 337%.  The increase in cost of goods sold was primarily due to the corresponding increase in revenues.  For the year ended December 31, 2010, it is anticipated that the Company’s gross profit was approximately $11.8 million, which represents an increase of approximately 346% from $2.6 million for the year ended December 31, 2009.  The Company’s gross profit margin (gross profit divided by total sales revenue) is anticipated to be approximately 22.5% for the year ended December 31, 2010, as compared to 22.2% for the year ended December 31, 2009.

Net Income.  It is anticipated that net income for the year ended December 31, 2010 was approximately $8.3 million, as compared to net income of approximately $1.7 million for the year ended December 31, 2009.  Basic net income per share was $0.07 and $0.01 for the years ended December 31, 2010 and 2009, respectively.

Tsingyuan Brewery Ltd. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2011	By:	/s/ Dingyou Zhang
Name: Dingyou Zhang
Title: Chief Executive Officer